WELLS FARGO ASSET SECURITIES CORPORATION
                             7430 New Technology Way
                               Frederick, MD 21703




                                October 20, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

              Re: Wells Fargo Asset Securities Corporation
                  Registration Statement on Form S-3
                  Registration No. 333-133209

Ladies and Gentlemen:

            Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement may become effective by 9:00 a.m. on the morning of October 24, 2006, or as soon thereafter as practicable.

            The undersigned hereby acknowledges that (1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    WELLS FARGO ASSET SECURITIES CORPORATION

                                    By:  /s/  Bradley A. Davis
                                        ----------------------------------------
                                        Bradley A. Davis
                                        Vice President